Exhibit 23.3
20 December 2005
Mr. George J. Zilich
BPI Industries Inc.
30775 Bainbridge Road
Suite 280
Solon, Ohio 44139
Dear Mr. Zilich:
RE:     CONSENT OF SCHLUMBERGER TECHNOLOGY CORPORATION
As an independent oil and gas consultant, Schlumberger Technology Corporation hereby consents to the use of and references to its name and the name of its Data & Consulting Services Division and to the inclusion of and references to its report prepared for BPI Industries Inc. entitled “Reserve and Economic Evaluation of Proved Reserves of Certain BPI Industries Inc. Oil and Gas Interests as of 31 July 2005,” and any of the information contained therein, in the Form S-8 of BPI Industries Inc. to be filed with the Securities and Exchange Commission on or about December 20, 2005.
Sincerely,
Joseph H. Frantz, Jr.
Operations Manager
Consulting and Solutions, USLE-N
Data & Consulting Services
Division of Schlumberger Technology Corporation